VioQuest Pharmaceuticals, Inc.
7 Deer Park Drive, Suite E
Monmouth Junction, NJ 08852

September 6, 2005

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549

Attention: Mr. Jeffrey Riedler

Re:	VioQuest Pharmaceuticals, Inc. (the “Company”)
Proxy Statement on Schedule 14A
File No. 0-16686

Dear Mr. Riedler:

In response to your comment number 1 in your letter concerning the above-referenced proxy statement dated September 2, 2005, the undersigned, on behalf of the Company, hereby acknowledges and represents the following:

1.    The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

2.    Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

VioQuest Pharmaceuticals, Inc.

Date:	By:	/s/ Brian Lenz
Brian Lenz
Chief Financial Officer